SECUR 

ANI 16014018

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Rd.
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Nemec, Pres. 636 227-5704 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt + Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd (Address) Chesterfield (City) Mo. (State) 63005 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES NEVLEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET CAPITAL CORP., as of FEB 27, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles S. Newer
Signature

PRESIDENT
Title

Melissa R Hutcherson
Notary Public



MELISSA R. HUTCHERSON
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: November 15, 2016
Commission Number: 12408486

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in~~ ~~Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Capital Corporation

Financial Statements and Supplemental Information

For the Fiscal Years Ended December 31, 2015 and 2014

and

Report of Independent Registered Public Accounting Firm


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Wall Street Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information located on page 11 has been subjected to audit procedures performed in conjunction with the audit of Wall Street Capital Corporation's financial statements. The supplemental information is the responsibility of Wall Street Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information located on page 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 26, 2016

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Table of Contents

WALL STREET CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Current Assets		
Cash and Cash Equivalents	$ 8,525	$ 7,349
Total Current Assets	8,525	7,349
Fixed Assets		
Furniture and Equipment	1,390	1,390
Equipment	5,850	5,850
Improvements	850	850
Accumulated Depreciation	(8,090)	(8,090)
Total Fixed Assets	-	-
Total Assets	$ 8,525	$ 7,349

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
Current Liabilities		
Total Current Liabilities	-	-
Total Liabilities	-	-
Equity		
Common Stock, par value $1 per share	1,000	1,000
Authorized - 30,000 shares		
Issued and Outstanding - 1,000 shares		
Additional Paid-in Capital	17,429	13,704
Retained Earnings	(9,904)	(7,355)
Total Equity	8,525	7,349
Total Liabilities and Equity	$ 8,525	$ 7,349

See Accompanying Notes and Independent Auditors' Report

WALL STREET CAPITAL CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Sales		
Commission and Fee Income	$ 1,345	$ 797
Total Sales	1,345	797
General and Administrative Expenses		
Dues and Subscriptions	300	1,350
Legal and Professional Fees	1,558	2,600
Office Expense	36	10
Penalties	2,000	0
Total General and Administrative Expenses	3,894	3,960
Income from Operations	$ (2,549)	$ (3,163)

See Accompanying Notes and Independent Auditors' Report

WALL STREET CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, December 31, 2013	**1,000**	**10,004**	**(4,192)**	**$ 6,812**
Additional Paid-In Capital		3,700		3,700
Net income		-	(3,163)	(3,163)
Ending Balance, December 31, 2014	**1,000**	**13,704**	**(7,355)**	**7,349**
Additional Paid-In Capital		3,725		3,725
Net income			(2,549)	(2,549)
Ending Balance, December 31, 2015	**$ 1,000**	**17,429**	**(9,904)**	**$ 8,525**

See Accompanying Notes and Independent Auditors' Report

WALL STREET CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities		
Net Loss	$ (2,549)	$ (3,163)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Increase (Decrease) in Liabilities:		
Accrued Expenses	-	-
Cash Used for Operating Activities	(2,549)	(3,163)
Cash Flows from Investing Activities		
Cash Paid for Purchases of Fixed Assets	-	-
Cash Used for Investing Activities	-	-
Cash Flows from Financing Activities		
Additional Paid in Capital	3,725	3,700
Cash Provided by Financing Activities	3,725	3,700
Net Increase in Cash	1,176	537
Cash at Beginning of Year	7,349	6,812
Cash at End of Year	$ 8,525	$ 7,349
Cash Paid During the Year for:		
Interest	-	-

See Accompanying Notes and Independent Auditors' Report

I. Summary of Significant Accounting Policies

Basis of Presentation – Wall Street Capital Corporation (the Company) is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is registered with the Securities and Exchange Commission (the SEC) and is a member of the Securities Investor Protection Corporation (SIPC). Wall Street Capital Corporation is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

Revenue Recognition – Revenue from trailing commissions changes from quarter to quarter so no accrual for revenue is made. Instead, revenue is recognized when received.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2015 and 2014. Bad debt expense was $ 0 for 2015 and 2014.

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, so all elements of income and deductions flow through to the tax return of the shareholder. Therefore, no income tax provision for income taxes was made for the years ended December 31, 2015 and 2014.

Tax years that remain subject to examination by the federal and state taxing authorities are for the years ending December 31, 2014, 2013, and 2012. Upon filing the tax returns for the year ended December 31, 2015, the 2012 tax return will no longer be subject to examination.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

Cash and Cash Equivalents – Cash equivalents include all temporary cash investments purchased with an original maturity of six months or less. The Company maintains an account with Pulaski Bank. Pulaski Bank provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. There were no amounts in excess of insured limits on December 31, 2015 and 2014.

Property and Equipment -- Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes where appropriate. Property and equipment totaling $ 8,090 was fully depreciated as of December 31, 2015 and 2014.

II.Net Capital Requirements

Wall Street Capital Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's net capital and the required minimum net capital were $ 8,525 and $5,000 respectively at December 31, 2015, resulting in net capital of $1,224 in excess of the minimum requirement.

III. Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Wall Street Capital Corporation
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
As of December 31, 2015

Stockholder's Equity		
Capital Stock	$	1,000
Additional Paid in Capital		17,429
Retained Earnings		(9,904)
Total Capital		8,525
Less: Non-Allowable Assets		
Total Nonallowable Assets		-
Less 2% Haircuts on Money Market Accounts		
Total Haircut		-
Net Capital		8,525
Less: Net Capital Requirement		5,000
Net Capital in Excess of Requirement	**$**	**3,525**
Net Capital in Excess of 120% of Requirement		2,525
Aggregate Indebtedness		N/A
Percentage of Debt to Debt-Equity Ratio		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	6,224
Net audit adjustments		2,301
	$	8,525

The net audit adjustment relates to additional revenue recognized in 2015

See Independent Auditors' Notes and Report


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 26, 2016

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

EXEMPTION REPORT

SEC Rule 17a5(d)(4)

Wall Street Capital Corproation

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Wall Street Capital Corproation is a broker/dealer registered with the SEC and FINRA.
- Wall Street Capital Corproation claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Wall Street Capital Corproation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Wall Street Capital Corproation *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2015 through December 31, 2015 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.



Charles S. Nemec
President